

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

<u>Via E-mail</u>
D. Bruce McLeod
President and Chief Executive Officer
Mercator Minerals Ltd.
1050-625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6

> **Re:** **Mercator Minerals Ltd.**
> **Amendment No. 2 to Registration Statement on Form 40-FR12G**
> **Filed December 22, 2011**
> **File No. 000-54543**

Dear Mr. McLeod:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We re-issue comment 8 from our original letter of December 5, 2011. Please provide supplementally your annual production and reserve reconciliation information which has been prepared since your 2006 Mineral Park Technical Report, confirming your 2010 mineral reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

D. Bruce McLeod
Mercator Minerals Ltd.
January 4, 2012
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler at (202) 551-3718 if you have questions regarding the mining technicalities. You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director